SECU[illegible] 15049071 [illegible]SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP, CFO

Title

Notary Public

JESSICA DELAREZA
Notary Public - State of Florida
My Comm. Expires Nov 27, 2015
Commission # EE 148431

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LADENBURG THALMANN & CO. INC.

(a wholly owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Ladenburg Thalmann & Co, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ladenburg Thalmann & Co, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2015

LADENBURG THALMANN & CO. INC.

Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 1,901
Securities owned, at fair value	4,308
Due from clearing broker	22,247
Due from other broker-dealers	1,788
Accounts receivable, net	216
Due from affiliates	3,775
Furniture, equipment and leasehold improvements, net	2,540
Restricted assets	250
Intangible assets, net	247
Goodwill	301
Deferred tax asset, net	4,819
Other assets	3,199
	$ 45,591
LIABILITIES	
Securities sold, but not yet purchased, at fair value	$ 160
Accrued compensation	6,230
Accrued expenses and other liabilities	2,884
Deferred rent	1,249
Income taxes payable	883
Due to affiliates	87
	11,493
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding	
Additional paid-in capital	64,381
Accumulated deficit	(30,283)
	34,098
	$ 45,591

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MSRB").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE MKT under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

[3] Revenue recognition: (continued)

Principal transactions revenues, which are recorded on a trade-date basis, include realized and unrealized net gains and losses resulting from the Company's investments in equity securities, including equity-linked warrants received from certain investment banking assignments.

Dividends are recorded on an ex-dividend date basis and interest is recorded on an accrual basis.

[4] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. .

[5] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test. The Company's qualitative assessment indicated that there was no impairment of goodwill in 2014.

There was no change to the carrying amount of goodwill during 2014.

[6] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

[6] Furniture, equipment and leasehold improvements:

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

[7] Share-based compensation:

The Company measures the cost of employee, officer and director services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the options.

NOTE C - SECURITIES

Securities owned and securities sold, but not yet purchased are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

(dollars in thousands, except for share and per share data)

NOTE C – SECURITIES (CONTINUED)

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

Securities are carried at fair value and classified as follows:

Securities Owned:	**Fair Value**	**Level 1**	**Level 2**
Certificates of deposit	$ 10	$ 10	$ -
Debt securities	1,525	-	1,525
Common stock	2,370	1,910	460
Warrants	403	-	403
Total	$ 4,308	$ 1,920	$ 2,388

Securities Sold, But Not Yet Purchased:	**Fair Value**	**Level 1**	**Level 2**
Debt securities	$ 9	$ -	$ 9
U.S. Treasury Notes	151	-	151
	$ 160	$ -	$ 160

Debt securities are valued based on recently executed transactions, market price quotations, and pricing models that factor in, where applicable, interest rates and bond default risk spreads.

Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

As of December 31, 2014, approximately $3,842 of securities owned was deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

(dollars in thousands, except for share and per share data)

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At December 31, 2014, the Company had net capital of approximately $20,506, which exceeded its minimum capital requirement of $253, as calculated under 15c3-1(a)(4), minimum capital requirement for market makers, by $20,253.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2014 were as follows:

Computer equipment	$ 1,070
Furniture and fixtures	1,020
Leasehold improvements	2,334
Other	201
Total cost	4,625
Less accumulated depreciation and amortization	(2,085)
	$ 2,540

Depreciation and amortization expense amounted to $508 for the year ended December 31, 2014.

NOTE F - INTANGIBLE ASSETS

Acquired intangible assets, all of which are being amortized, consists of the following at December 31, 2014:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer accounts	6-10	$ 1,378	$ 1,131	$ 247

Amortization expense amounted to $149 for the year ended December 31, 2014, and estimated amortization for the next two years amounts to $145 (2015) and $102 (2016).

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2018. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is a sublessor to third parties for a portion of its office space. The subleases expire in 2015. Minimum lease payments exclusive of escalation charges and sublease rentals are as follows:

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Year Ending December 31,	Lease Commitments	Sublease Rentals	Net
2015	$ 4,214	$ 2,012	$ 2,202
2016	2,095	-	2,095
2017	1,329	-	1,329
2018	107	-	107
	$ 7,745	$ 2,012	$ 5,733

Deferred rent of approximately $1,249 at December 31, 2014 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

[2] Litigation and regulatory matters:

In December 2011, a purported class action suit was filed in the U.S. District Court for the Southern District of Florida against FriendFinder Networks, Inc. ("FriendFinder"), various individuals, as well as the Company and another broker-dealer as underwriters for the May 11, 2011 initial public offering of FriendFinder common stock. The second amended complaint alleged, among other things, that the registration statement for the initial public offering contained untrue statements of material fact and omitted facts necessary to make the statements not misleading, and that the Company was liable under Sections 11 and 12(a)(2) of the Securities Act, and sought unspecified damages. In March 2014 the court dismissed the second amended complaint with prejudice; in October 2014 the U.S. Circuit Court for the Eleventh Circuit issued an order affirming the dismissal.

In December 2012, a purported class action suit was filed in Superior Court of California for San Mateo County against Worldwide Energy & Manufacturing, Inc. ("WEMU"), several individuals, as well as the Company as placement agent, concerning private placements of WEMU securities in January and February 2010. The complaint alleged, among other things, that the securities purchase agreement for the private placements contained misstatements of material fact and omitted facts necessary to make the statements not misleading, and that the Company was liable under California Corporations Code § 25504. The complaint sought unspecified damages. In January 2014 the parties entered into a memorandum of understanding and in August 2014, the parties entered into a settlement agreement, which is pending final court approval, to resolve all claims in the complaint in exchange for the Company's payment of $1,325,000. Such amount was accrued at December 31,2013 and paid in December 2014.

In August 2013 and in May 2014, two former customers of the Company filed lawsuits alleging that a former employee of the Company converted the customers' funds in 2005 and that the Company failed to supervise the former employee. The complaints seek a total of $750,000 in compensatory damages for conversion, and other relief. One of the cases has been transferred to arbitration. The Company believes that the claims are without merit and intends to vigorously defend against them.

In December 2014 and January 2015, two purported class action complaints were filed in the U.S. District Court for the Southern District of New York against American Realty Capital Properties, Inc., several related entities, various individuals, and a number of broker-dealers, including the Company, as underwriters of a $300 million debt offering in July 2013 and a May 2014 offering of 138 million shares of common stock (and several other offerings for which the Company was not an underwriter). The complaints allege that the offering materials contained misrepresentations concerning the accuracy of, among other things, the issuer's calculation of adjusted funds from operations, and the effectiveness of the issuer's internal financial

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

control, and that the underwriters, including the Company, are liable under Sections 11 and 12(a)(2) of the Securities Act, and seek unspecified damages. The Company believes that the claims are without merit and intends to vigorously defend against them.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. At December 31, 2014, the Company believes no such liability is required. During the year ended December 31, 2014, adjustments to estimated settlement liability previously provided resulted in a net expense of $25 (included in other expenses). With respect to other pending matters, including those referred to in the preceding paragraphs, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis pursuant to a tax sharing agreement. .

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Based on such available evidence, management concluded that it is more likely than not that its' deferred tax assets would be realized. At December 31, 2014, the Company had net deferred tax assets of $4,819, which are primarily attributable to stock based compensation and accruals which are not currently deductible.

At December 31, 2014, the Company's share of the net operating loss carryforwards, which expire in various years from 2031 through 2032, are approximately $3,300, all of which represents excess deductions attributable to exercise of non-qualified stock options and premature disposition of qualified stock options by employees, the excess tax benefit of which will be recorded in additional paid-in capital when realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2014.

Tax returns filed for tax years 2011 through 2013 remain open to examination for most taxing authorities.

NOTE I - BENEFIT PLANS

The Company has a 401(k) retirement plan (the "401(k) Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum. The 401(k) Plan also allows the Company to make matching and/or discretionary contributions. The Company elected not to make matching or discretionary contributions for 2014.

(dollars in thousands, except for share and per share data)

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company primarily clears its transactions through another securities broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2014, there were no amounts to be indemnified to the clearing broker for customer accounts.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk such as securities sold, but not yet purchased. At December 31, 2014, the Company sold securities that they do not own and would therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the statement of financial condition at the market value of the related securities and the Company will incur a loss if the market value of the securities increases subsequent to December 31, 2014.

At December 31, 2014, the amount due from clearing broker reflected in the statement of financial condition is due from one clearing broker.

The company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE K - STOCK COMPENSATION PLANS

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Plan") and the 2009 Incentive Compensation Plan (the "2009 Plan") that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants, at its discretion.

The 1999 plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. The 2009 plan was amended in November 2014 and provides for the granting of up to 45,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Plan and May 27, 2009 under the 1999 Plan and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee, who at the time of the grant, possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")).

The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock on the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2014, LTS had 22,929,061 options available to grant under the 2009 Plan and 1,194,854 non-qualified options available to grant under the 1999 Plan.

(dollars in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Stock option activity related to options granted by LTS to the Company's employees under the 1999 Plan and related information for the year ended December 31, 2014 is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2013	4,674,900	$ 1.45		
Expired during 2014	(5,200)	1.01		
Exercised during 2014	(908,700)	1.02		
Outstanding at December 31, 2014	3,761,000	1.55	3.93	$ 9,026
Vested or expected to vest	3,759,250	1.55	3.93	9,024
Options exercisable, December 31, 2014	3,493,500	1.47	3.70	8,654

Stock option activity related to options granted by LTS to the Company's employees under the 2009 Plan and related information for the year ended December 31, 2014 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2013	1,907,499	$ 1.36		
Granted during 2014	330,000	3.25		
Exercised during 2014	(132,671)	1.03		
Outstanding at December 31, 2014	2,104,828	1.67	6.80	$ 4,790
Vested or expected to vest	2,093,603	1.67	6.79	4,774
Options exercisable, December 31, 2014	1,256,703	1.30	6.12	3,336

(dollars in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

A summary of the status of options granted outside the 1999 and 2009 Plans at December 31, 2014, all of which are vested and excercisable, are presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2013	1,425,000	$ 1.05		
Exercised during 2014	(10,000)	1.05		
Outstanding at December 31, 2014	1,415,000	1.05	1.70	$ 4,104

The weighted-average grant date fair value of employee options granted during the year ended December 31, 2014 was $1.70. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2014
Dividend yield	0.00%
Weighted-average volatility	64.31 %
Risk-free interest rate	2.03%
Expected life (in years)	6.25

The weighted-average expected life for the 2014 grants of 6.25 years reflects the alternative simplified method permitted by authoritative guidance, which defines the expected life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. Weighted-average expected volatility for the 2014 option grants is based on historical volatility of LTS and companies in its peer group over the same number of years as the expected life, prior to the option grant date.

As of December 31, 2014, there was $740 total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized over the vesting periods of the options, which on a weighted-average basis is approximately 1.59 years.

The total intrinsic value of options exercised during the year ended December 31, 2014 amounted to $2,284. Excess tax benefits related to option current year exercises were not deemed to be realized as net operating loss carryforwards were available to offset taxable income computed without giving effect to the deductions related to such option exercises.

Non-cash compensation expense relating to stock options was calculated by using the Black-Scholes option-pricing model, amortizing the value calculated over the vesting period and applying a forfeiture percentage as estimated by the Company's management, using historical information. The Company has elected to recognize compensation cost for option awards that have graded vesting schedules on a straight-line basis over the requisite service period for the entire award. For the year ended December 31, 2014, the non-cash compensation expense relating to option grants to the Company's employees amounted to $587.

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2014, 59,950 shares of LTS' common stock were issued to employees of the Company under the Plan, at prices ranging from $2.87 to $4.03 per share, for an aggregate purchase price of approximately $194.

NOTE L - RELATED PARTY TRANSACTIONS

The Company is leasing space from an affiliated entity on a month-to-month basis.

The Company has a service agreement with LTS. For the year ended December 31, 2014, the Company paid LTS $216 for providing services and support to the Company.

During September 2014, the Company borrowed $25,000 from LTS pursuant to a temporary subordinated agreement which it repaid in October 2014 with interest at the rate of 11% per annum. Interest paid to LTS amounted to $53.